Filed pursuant to Rule 433

Registration No. 333-162616

Dated November 30, 2009

Stock Offering Investor Presentation David T. Taber, President & Chief Executive Officer Mitchell A. Derenzo, EVP & Chief Financial Officer

Forward-Looking Statements

Certain statements contained herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and subject to the safe harbor provisions of the of Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Actual results may differ materially from the results in these forward-looking statements. Factors that might cause such a difference include, among other matters, changes in interest rates, economic conditions, governmental regulation and legislation, credit quality, and competition affecting the Company’s businesses generally; the risk of natural disasters and future catastrophic events including terrorist related incidents; and other factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and in subsequent reports filed on Form 10-Q and Form 8-K. The Company does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise, except as required by law.

Offering Summary

Issuer	American River Bankshares
[NASDAQ-GS: AMRB]
Type of Security	Common Stock
Transaction Size	$22 million
Over-Allotment Option	$3.3 million

Share Price	$6.16 (as of 11/24/2009)
Pre-Offering Market Capitalization	$35.7 million
Pre-Offering Shares Outstanding	5,797,533
Use of Proceeds	Organic growth, opportunistic
acquisitions & general corporate purposes
Lead Manager	Howe Barnes Hoefer & Arnett
Co-Manager	Wunderlich Securities

* Unless otherwise stated, all data as of September 30, 2009
3

Experience Matters.Leadership Counts

American River Bankshares Executive Management Team

Name	Position	Industry Experience
David Taber	President	25 years
Chief Executive Officer
Mitchell Derenzo	Executive Vice President	22 years
Chief Financial Officer
Doug Tow	Executive Vice President	31 years
Chief Credit Officer
Kevin Bender	Executive Vice President	24 years
Chief Operating Officer

Our Management Team has been Together for 15 Years

Company Profile

Headquarters
Rancho Cordova, CA
a Suburb of Sacramento
Founded
1983
Total Assets
$566 million
Shareholders’ Equity
$64 million
Average Volume
5,238 shares per day
Insider Ownership
11%
Institutional Ownership
11%
* As of September 30, 2009

Offering Rationale Strengthen AMRB’s ability to take advantage of current and future dislocation in our markets: Organic growth opportunities created from market distraction Selective FDIC assisted acquisition opportunities Capital offering will support balance sheet growth – not used to redeem TARP CPP: Strengthens capital ratios further AMRB was approved for TARP CPP, but declined to participate Economic, industry and regulatory landscape continue to evolve: Positions AMRB to be successful in today’s uncertain market conditions Allows us to remain flexible in pursuing our objective to be the dominant business bank within the markets we serve: Consistent commitment to clients, employees and the community drives shareholder value

Organic Growth Opportunities

Summary Market Share
(By County)
	AMRB	Total
	# of Deposits in	Deposits in	Market	Market
County	branches Market ($MM)	Market ($MM)	Share (%)	Rank
Amador	3 $81.4	$629.3	12.94%	4
Placer	1	60.1	6,802.4	0.88%	18
Sacramento 5	248.7	34,169.0	0.73%	13
Sonoma	3	61.0	10,194.2	0.60%	14

Deposit Market Share: Combined Counties
(Amador, Placer, Sacramento, Sonoma)
Market	# of	Deposits in	Market
Rank	Institution (State)	branches	Market ($MM)	Share (%)
1	Citigroup Inc. (NY)	17	$15,672	30.26%
2	Wells Fargo & Co. (CA)	92	9,218	17.80%
3	Bank of America Corp. (NC)	61	6,893	13.31%
4	U.S. Bancorp (MN)	50	4,023	7.77%
5	JPMorgan Chase & Co. (NY)	44	2,548	4.92%
6	BNP Paribas Group	22	1,523	2.94%
7	Exchange Bank (CA)	18	1,322	2.55%
8	Luther Burbank Corp. (CA)	1	1,203	2.32%
9	Sterling Financial Corp. (WA)	9	782	1.51%
10	RCB Corporation (CA)	11	708	1.37%
11	Mitsubishi UFJ Finl Grp Inc	8	675	1.30%
12	Westamerica Bancorp. (CA)	14	600	1.16%
13	Umpqua Holdings Corp. (OR)	10	570	1.10%
14	First Community Holdings (CA)	5	468	0.90%
15	El Dorado SB FSB (CA)	12	465	0.90%
16	American River Bankshares (CA)	12	451	0.87%
17	Comerica Inc. (TX)	1	407	0.79%
18	Greater Sacramento Bancorp (CA)	3	300	0.58%
19	Zions Bancorp. (UT)	3	294	0.57%
20	Sonoma Valley Bancorp (CA)	3	266	0.51%
	Grand Total	502	$51,795
* Market share data as of June 30, 2009

Total deposits of $464.9 as of September 30, 2009 Our strong deposit base is the main driver of growth and the key to profitability Our market presence gives us the brand recognition to capitalize on new clients dislocated from troubled institutions, bank failures and consolidation New capital gives us the leverage to expand organically in our markets and increase our low cost funding strategy

Strategic Growth Opportunities

In Market Stressed Institutions

Texas Ratio > 100% Texas Ratio b/w 50-100%

Texas ratio defined as NPAs + 90 days past due / tangible equity plus loan loss reserves; Circle radius represents 150 miles

Possible failures as of Sept. 30, 2009 within
150 miles of Rancho Cordova, California
	Texas Ratio	# of Institutions
Near term	100% +	5
Longer term	50% to 100%	4

	dollars in millions

Total assets	$1,870

Total deposits	…	1,559

Total core deposits	1,170

Total loans	…	1,354

Total branches	…	44

Source: SNL Financial & FDIC; YTD as of September 30, 2009

Support Balance Sheet Growth

	At September 30, 2009
	(unaudited)
	As Adjusted
	Actual	(1)

	dollars in thousands, except per share data

Shares outstanding	5,797,533	9,368,962
Total shareholders’ equity	$63,886	$84,536
Intangible assets	17,029	17,029
Tang. shareholders’ equity	$46,857	$67,507
Per Share Data:
Book value per share	$11.02	$9.02
Tang. book value per share	$8.08	$7.21
Capital Ratios: (2)
Tang. equity / tang. Assets		8.53%	11.85%
Leverage ratio		8.49%	11.86%
Tier 1 capital ratio	11.06%	15.99%
Total capital ratio		12.31%	17.24%

Pro Forma Capital Ratios 20.0% 18.0% 17.2% 16.0% 14.0% 11.9% 12.0% 10.0% 8.0% 12.9% 12.3% 6.0% 8.9% 8.5% 4.0% 2.0% 0.0% Peers AMRB Peers AMRB TE / TA Total Cap. California Peers (Median Values) AMRB as of 9/30/2009 AMRB as adjusted (1) (1) Assumes that $22.0 million of our common stock is sold in this offering at $6.16 per share, our closing price on November 24, 2009, and that the net proceeds thereof are approximately $20.7 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, net proceeds will increase to $23.8 million. (2) Represents American River Bankshares regulatory capital ratios. These capital ratios do not differ significantly from those of the Bank. Source: SNL Financial & Company reports California Peers consist of: BMRC, BOCH, CVLL, CZNB, EXSR, FMCB, FNRN, GSCB, MCHB, NCLC, NOVB, OVLY, PLBC, PSBC, RCBC, SBNK, SSBI, TAMB, TCBK and VCBC

Strategic Direction Organic Growth in Markets We Currently Serve: Low-cost core deposits Focus on credit quality Business Banking Niches that Differentiate Us: Small business – sales between $1 – $30 million Community based businesses Faith-Based organizations High Net Worth individuals (business owners) Relationship Banking: Focus not only on the business itself, but its owners, their families and their employees Provide 360 degree banking needs for each relationship Consistently Deliver on Our Strategic Goals – Profitable Since Inception(1) Source: SNL Financial & Company reports; YTD as of September 30, 2009 (1) Annual basis from 1984-2008 and year-to-date as of September 30, 2009

Financial Metrics

	At or For the Nine Months Ended September 30, (unaudited)		At or For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(dollars in thousands, except per share data)
Operations Data:
Net interest income	$18,285	$19,479	$25,925	$26,402	$27,066	$26,462	$19,418
Provision for loan and lease losses	6,030	908	1,743	450	320	322	895
Noninterest income	1,756	1,670	2,168	2,599	2,443	2,329	2,395
Noninterest expenses	12,108	10,965	14,201	14,833	14,388	13,493	11,713
Net income	1,406	5,745	7,571	8,478	9,062	9,184	5,827
Share Data:
Earnings per share - diluted	0.24	0.98	1.30	1.39	1.39	1.38	1.02
Cash dividends per share	0.29	0.43	0.57	0.55	0.53	0.46	0.36
Book value per share	11.02	10.63	10.95	10.22	10.00	9.67	9.13
Tangible book value per share	8.08	7.65	7.98	7.23	7.14	6.89	6.29
Balance Sheet Data:
Assets	566,137	576,668	563,157	573,685	604,003	612,763	586,666
Loans and leases, net	387,316	420,911	412,356	394,975	382,993	365,571	352,467
Deposits	464,917	435,905	437,061	455,645	493,875	500,706	475,387
Shareholders’ equity	63,886	61,594	63,447	59,973	62,371	62,746	58,990
Financial Ratios:
Return on average equity	2.96%	12.63%	12.39%	14.01%	14.48%	15.14%	14.88%
Return on average tangible equity	4.05%	17.70%	17.32%	19.78%	20.33%	21.64%	15.48%
Return on average assets	0.33%	1.33%	1.32%	1.47%	1.50%	1.54%	1.33%
Efficiency ratio	58.72%	50.20%	48.92%	49.49%	47.11%	45.16%	53.12%
Net interest margin	4.96%	5.02%	5.03%	5.10%	5.03%	4.98%	4.90%
Net loans and leases to deposits	83.31%	96.56%	94.35%	86.68%	77.55%	73.01%	74.14%
Net charge-offs to average loans and leases	1.43%	0.20%	0.42%	0.11%	0.03%	0.04%	0.08%
Non-performing loans to total loans	4.56%	1.97%	1.49%	1.86%	0.02%	0.02%	0.07%
Allowance for loan losses to total loans	1.92%	1.45%	1.41%	1.47%	1.51%	1.53%	1.54%
Average equity to average assets	11.18%	10.53%	10.62%	10.52%	10.38%	10.16%	8.92%
Capital Ratios:
Leverage capital ratio	8.49%	7.91%	8.32%	7.72%	7.81%	7.64%	8.35%
Total risk-based capital ratio	11.06%	9.75%	10.25%	9.45%	10.34%	10.57%	9.65%
Tier 1 risk-based capital ratio	12.31%	11.00%	11.50%	10.70%	11.59%	11.82%	10.90%

Source: SNL Financial & Company reports	11

Financial Metrics Net Interest Margin (%) Efficiency Ratio (%) 63.71% 6.00% 5.03% 70.00% 4.98% 5.10% 5.03% 4.96% 4.91% 58.72% 5.00% 56.00% 47.11% 49.49% 48.92% 45.16% 4.00% 42.00% 3.00% 28.00% 2.00% 14.00% 1.00% 0.00% 0.00% 2005 2006 2007 2008 YTD Sep’09 Sep’09 Return on Average Tang. Equity (%) Return on Average Assets (%) Sep’09 Sep’09 25.00% 1.80% 1.54% 21.64% 1.47% 20.33% 1.50% 19.78% 20.00% 1.50% 1.32% 17.32% 1.20% 15.00% 0.90% 10.00% 7.17% 0.59% 0.60% 4.05% 0.33% 5.00% 0.30% 0.00% 0.00% -5.00% -0.30% 2005 2006 2007 2008 YTD MRQ 2005 2006 2007 2008 YTD MRQ Sep’09 Sep’09 Sep’09 Sep’09 American River Bankshares California Peers Source: SNL Financial & Company reports California Peers consist of: BMRC, BOCH, CVLL, CZNB, EXSR, FMCB, FNRN, GSCB, MCHB, NCLC, NOVB, OVLY, PLBC, PSBC, RCBC, SBNK, SSBI, TAMB,

Excellent Core Deposit Mix Total Deposits Overall Cost of Deposits (3Q’09): $465 $500 $462 $459 $450 $436 $437 $437 0.87% $450 $400 $350 $300 Average Account Balances: $250 $200 Non-interest checking: $17,000 $3 44 $3 36 $3 25 $150 $31 5 $30 4 $2 95 $3 15 Interest checking: $17,000 $100 $50 Money market: $111,000 $0 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 Core Deposits Total Deposits Core deposits consist of noninterest Total Deposit Mix as of 3Q’09 bearing, interest checking, money market and savings. Noninterest- Time Bearing 31% 25% Personal 25% Interest Checking 10% Business Savings 75% 7% Money Market 27% Source: SNL Financial & Company reports

Diversified Loan Composition Total Loan Portfolio CRE Portfolio Mixed use, $1 0 .2 M Other, $1 2.3 M Church, $2 5.3 M Other Industrial, Owner 16% Office, Owner $31 .2M Investor $28 .4M occupied Occupied CRE 3 0% CRE Retail, Retail, $1 6.6M $19 .3M CRE Commercial Office, 2 0% $31 .8M Industrial, Other, $16 .2M $2 1 .3 M Mixed use, $9 .1M Investor CRE 26% Cons. & Land Dev. Portfolio Construction Spec (1-4 & Land Dev. SFR), $1.2M 8% Comm SFR A&D, Property, $7.6M $6.1M Total Loans: $395.5 million Average Yield: 6.25% (1-4 SFR), SFR Land, $6.8M $6.8M Land, $4.4M Source: SNL Financial & Company reports

Asset Quality – Proactive Credit Mgmt. Veteran credit management team with an aggressive workout and collection philosophy Keys to “Best Practices” portfolio management: Accurate & timely risk ratings, loan watch meetings, regular stress testing and regular third party loan reviews Recourse and cash flow lending with primary, secondary and tertiary sources of payments Focused on loan types and markets within core competency (industry niches, geography and loan size). Historically proven to be a successful strategy Recently completed regularly scheduled FDIC exam in July 2009

Asset Quality Non-Performing Asset Composition Non-Performing Loans: $18.0 M Other Real Estate Owned: $3.5 M OREO 16.2% Net Charge Offs (YTD): $4.4 M Commercial Other 32.4% 4.9% Loan Loss Reserves: $7.6 M Construction 18.7% Owner CRE NPLs / Gross Loans: 4.56% Investor CRE 11.8% 16.0% NPAs / Total Assets: 3.80% NCOs / Avg. Loans: 1.43% 90% of OREO was independently valued in LLR / Loans: 1.92% 3Q’09 LLR / NPAs: 35.21% OREO properties re-evaluated every six months LLR / NPLs: 42.01% Source: SNL Financial & Company reports

Why American River Strong Core Deposit Base: Low cost funding helps drive profitability Pre & Post Transaction Balance Sheet Strength: Transaction further strengthens our capital ratios well above the median peer levels Organic Growth Opportunities: The four combined counties in which we operate had a total of $51.8 billion deposits as of June 30, 2009 Proven Track Record of Efficiency and Bottom Line Focus: AMRB has posted positive earnings per share since our inception in 1984(1) and efficiency ratios well below our peers Attractive Entry Point: Opportunity to invest in a high quality franchise, with a proven track record and attractive growth opportunities Source: SNL Financial & Company reports; YTD as of September 30, 2009 (1) Annual basis from 1984-2008 and year-to-date as of September 30, 2009

David T. Taber Mitchell A. Derenzo President & CEO EVP & CFO (916) 231-6714 (916) 231-6723 dtaber@amrb.com mderenzo@amrb.com